UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

PharmaCyte Biotech, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

717512X203

(CUSIP Number)

RICHARD ABBE

IROQUOIS CAPITAL MANAGEMENT, LLC

2 Overhill Road, Suite 400

Scarsdale, New York 10583

(212) 974-3070

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 7, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Iroquois Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,309,099 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,309,099 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,309,099 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%*
14	TYPE OF REPORTING PERSON

CO

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the “Warrants”) are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

2

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Iroquois Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,309,099 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,309,099 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,309,099 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%*
14	TYPE OF REPORTING PERSON

OO

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the “Warrants”) are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

3

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Iroquois Capital Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

OO

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the “Warrants”) are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

4

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

JNS Holdings Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		50,000 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

50,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,309,099 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
PERSON WITH	9	SOLE DISPOSITIVE POWER

68,370 shares of Common Stock 84,000 shares of Common Stock issuable upon exercise of Warrants*
	10	SHARED DISPOSITIVE POWER

1,309,099 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,377,469 shares of Common Stock 280,000 shares of Common Stock issuable upon exercise of Warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%*
14	TYPE OF REPORTING PERSON

IN

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the “Warrants”) are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

6

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Kimberly Page
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,309,099 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,309,099 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,309,099 shares of Common Stock 196,000 shares of Common Stock issuable upon exercise of Warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%*
14	TYPE OF REPORTING PERSON

IN

* The Series A and Common Stock Warrants held by certain of the Reporting Persons (collectively, the “Warrants”) are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

7

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Leo Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Stephen Friscia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Charles S. Ryan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Johnathan L. Schechter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		50,000 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

50,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Joshua N. Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		50,000 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

50,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Jude C. Ozonwanne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA, Nigeria
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 717512X203

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:
(i)	Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (“Iroquois Master Fund”);
(ii)	Iroquois Capital Management, LLC, a Delaware limited liability company (“Iroquois Capital”), which serves as the investment advisor to Iroquois Master Fund;
(iii)	Iroquois Capital Investment Group LLC, a Delaware limited liability company (“ICIG”);
(iv)	JNS Holdings Group LLC, a New York limited liability company (“JNS”);
(v)	Richard Abbe, as the President of Iroquois Capital and as a managing member of ICIG and as a nominee for the Board of Directors of the Issuer (the “Board”);
(vi)	Kimberly Page, as a Director of Iroquois Master Fund and as a nominee for the Board;
(vii)	Leo Abbe, as a nominee for the Board;
(viii)	Stephen Friscia, as a nominee for the Board;
(ix)	Charles S. Ryan, as a nominee for the Board;
(x)	Jonathan L. Schechter, as a nominee for the Board;
(xi)	Joshua N. Silverman, as a managing member of JNS and as a nominee for the Board; and
(xii)	Jude C. Uzonwanne, as a nominee for the Board (collectively with Leo Abbe, Kimberly Page, Leo Abbe, Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter and Joshua N. Silverman, the “Nominees”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Amended and Restated Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

14

CUSIP No. 717512X203

(b)       The address of the principal office of each of Iroquois Master Fund, Iroquois Capital, ICIG, Messrs. Abbe and Mrs. Page is 2 Overhill Road, Suite 400, Scarsdale, New York 10583. The principal business address of JNS is 3 Pinecrest Road, Scarsdale, New York 10583. The principal business address of Mr. Friscia is 10 Kipps Court, Somers, New York 10589. The principal business address of Mr. Ryan is c/o Travecta Therapeutics, Inc., 79 Science Park Drive, Cintech IV, #06-01/08, Singapore 118264. The principal business address of Mr. Schechter is 1 Wolfs Lane, Suite 316, Pelham, New York 10803. The principal business address of Mr. Silverman is c/o Parkfield Funding LLC, 1185 Avenue of the Americas, Third Floor, New York, New York 10036. The principal business address of Mr. Uzonwanne is c/o MyMD Pharmaceuticals, Inc., 855 N Wolfe Street, Suite 701, Baltimore, Maryland 21205. The officers and directors of Iroquois Master Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D, annexed thereto, and are incorporated by reference in this Item 2.

(c)       The principal business of each of Iroquois Master Fund and ICIG is serving as a private investment fund. The principal business of Iroquois Capital is serving as an investment adviser that provides investment advisory services to Iroquois Master Fund. The principal business of JNS is investing in securities. The principal occupation of Mr. Richard Abbe is serving as the President of Iroquois Capital and managing member of ICIG. The principal occupation of Mrs. Page is serving as Chief Operating Officer and Compliance Officer of Iroquois Capital and as Director of Iroquois Master Fund. The principal occupation of Mr. Leo Abbe is serving as a Partner and Chief Risk Officer of Iroquois Capital. The principal occupation of Mr. Friscia is serving as the manager and co-founder of Kipps Capital. The principal occupation of Mr. Ryan is serving as President, Chief Executive Officer and Chairman of the Board of Directors of Travecta Therapeutics, Inc. The principal occupation of Mr. Schechter is serving as Partner of The Special Equities Group, a division of Dawson James Securities, Inc. The principal occupation of Mr. Silverman is serving as the managing member of Parkfield Funding LLC. The principal occupation of Mr. Uzonwanne is serving as a member of the board of directors of each of MyMD Pharmaceuticals, Inc. and Bonita Foods Nigeria Limited.

(d)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Abbe, Friscia, Ryan, Schechter, Silverman and Uzonwanne and Mrs. Page are citizens of the United States of America. Mr. Uzonwanne is also a citizen of Nigeria. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares and Warrants purchased by Iroquois Master Fund and ICIG were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as in Schedule B, which is incorporated by reference. The aggregate purchase price of the 1,309,099 Shares and Warrants to acquire 196,000 Shares beneficially owned by Iroquois Master Fund and Iroquois Capital was approximately $3,941,029, including brokerage commissions.

15

CUSIP No. 717512X203

The aggregate purchase price of the 68,370 Shares and Warrants to acquire 84,000 Shares beneficially owned by ICIG was approximately $207,068, including brokerage commissions.

Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise (i) any of the Warrants if the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding Shares (the “Blocker”), and the percentage set forth in Row 13 of the cover page for each Reporting Person gives effect to the applicable Blocker. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise any of the Warrants due to the applicable Blocker.

The Shares purchased by Mr. Schechter were purchased with personal funds in the open market. The aggregate purchase price of the 50,000 Shares owned by Mr. Schechter is approximately $111,686, excluding brokerage commissions.

The Shares purchased by JNS were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in the open market. The aggregate purchase price of the 50,000 Shares owned by JNS is approximately $112,413, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 8, 2022, Iroquois Master Fund (together with its affiliates, “Iroquois”) delivered a letter and accompanying written consent to the Issuer consenting to Iroquois’ submitted proposals to, among other things, expand the size of the Board by eight (8) members and elect Iroquois’ slate of Nominees, consisting of the original seven (7) nominees nominated by Iroquois for election to the Board at the Issuer’s 2022 annual meeting of stockholders (the “2022 Annual Meeting”) and one (1) additional nominee, Leo Abbe, a Partner at Iroquois Capital, to fill the resulting eight (8) vacancies, by the written consent of the Issuer’s stockholders in lieu of a meeting (the “Consent Solicitation”).

On July 11, 2022, Iroquois issued a press release and public letter to stockholders of the Issuer (the “Press Release”) announcing that Iroquois is undertaking the Consent Solicitation due to what it believes are the apparent efforts taken by the Issuer and its Board to delay the 2022 Annual Meeting and to obstruct Iroquois’ ability to communicate with stockholders in connection therewith. In the Press Release, Iroquois also reiterated their deep concerns with the egregious corporate governance, executive compensation and investor communication practices at the Issuer. The full text of the Press Release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Iroquois Master Fund intends to file a preliminary consent solicitation statement on Schedule 14A with the Securities and Exchange Commission in connection with the Consent Solicitation.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 20,721,047 Shares, which represents the number of Shares issued and outstanding as of March 15, 2022, as represented in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 15, 2022.

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For purposes of calculating the percentages, excluded from the Reporting Persons’ beneficial ownership due to the Blocker are an aggregate of 280,000 Shares consisting of (i) 84,000 Shares issuable upon the exercise of Warrants owned by ICIG and (ii) 196,000 Shares upon the exercise of Warrants owned by Iroquois Master Fund.

A.	Iroquois Master Fund
(a)	As of the close of business on July 8, 2022, Iroquois Master Fund may be deemed the beneficial owner of (i) 1,309,099 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 1,309,099 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 1,309,099 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants

(c)	The transactions in the Shares by Iroquois Master Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
B.	Iroquois Capital
(a)	Iroquois Capital, as the investment manager to Iroquois Master Fund, may be deemed the beneficial owner of the (i) 1,309,099 Shares, and (ii) 196,000 Shares issuable upon exercise of Warrants.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 1,309,099 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 1,309,099 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund

(c)	Iroquois Capital has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Iroquois Master Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
C.	ICIG
(a)	As of the close of business on July 8, 2022, ICIG may be deemed the beneficial owner of (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants
4. Shared power to dispose or direct the disposition: 0

(c)	ICIG has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
D.	JNS
(a)	As of the close of business on July 8, 2022, JNS may be deemed the beneficial owner of 50,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 50,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 50,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by JNS during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

E.	Richard Abbe
(a)	Mr. Abbe, as the managing member of ICIG, may be deemed the beneficial owner of the (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants owned by ICIG. Mr. Abbe, as the President of Iroquois Capital, may be deemed the beneficial owner of the (i) 1,309,099 Shares, and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants owned by ICIG
2. Shared power to vote or direct vote: (i) 1,309,099 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund
3. Sole power to dispose or direct the disposition: (i) 68,370 Shares, and (ii) 84,000 Shares issuable upon exercise of Warrants owned by ICIG
4. Shared power to dispose or direct the disposition: (i) 1,309,099 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund

(c)	Mr. Abbe has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Iroquois Master Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
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F.	Kimberly Page
(a)	Mrs. Page, as a Director of Iroquois Master Fund, may be deemed the beneficial owner of the (i) 1,309,099 Shares, and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 1,309,099 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 1,309,099 Shares and (ii) 196,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund

(c)	Mrs. Page has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transaction in the Shares on behalf of Iroquois Master Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
G.	Jonathan L. Schechter
(a)	As of the close of business on July 8, 2022, Mr. Schechter may be deemed the beneficial owner of 50,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 50,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 50,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Schechter since the filing of Amendment No. 1 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.

H.	Joshua N. Silverman
(a)	Mr. Silverman, as the managing member of JNS, may be deemed the beneficial owner of the 50,000 Shares owned by JNS.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 50,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 50,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Silverman has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transaction in the Shares on behalf of JNS during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

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I.	Leo Abbe, Stephen Friscia, Charles S. Ryan and Jude C. Uzonwanne
(a)	As of the close of business on July 8, 2022, none of Messrs. Abbe, Friscia, Ryan and Uzonwanne owned any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Leo Abbe has not entered into any transactions in the Shares during the past sixty days. None of Messrs. Friscia, Ryan and Uzonwanne has entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 11, 2022, the Reporting Persons entered into an Amended and Restated Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents, as the case may be, for the election of Iroquois’ nominees at the 2022 Annual Meeting (the “Annual Meeting Solicitation”) or in connection with the Consent Solicitation, (c) the Nominees (other than Leo Abbe, Richard Abbe and Mrs. Page) agreed not to undertake or effect any purchase, sale, acquisition or disposal of any securities of the Issuer without the prior written consent of Iroquois and (d) Iroquois agreed to bear all pre-approved expenses incurred in connection with the Annual Meeting Solicitation and Consent Solicitation. The Amended and Restated Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Each of Leo Abbe, Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne has granted Richard Abbe and Kimberly Page powers of attorney (the “POAs”) to execute certain SEC filings and other documents in connection with the Consent Solicitation. The POAs are attached hereto as Exhibit 99.3 and are incorporated herein by reference.

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Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release, dated July 11, 2022.
99.2	Amended and Restated Joint Filing and Solicitation Agreement by and among Iroquois Master Fund Ltd., Iroquois Capital Management, LLC, Iroquois Capital Investment Group LLC, JNS Holdings Group LLC, Richard Abbe, Kimberly Page, Leo Abbe, Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne, dated July 11, 2022.
99.3	Powers of Attorney.
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SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2022

IROQUOIS MASTER FUND LTD.

By:	Iroquois Capital Management, LLC,
its investment manager

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

IROQUOIS CAPITAL MANAGEMENT, LLC

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

IROQUOIS CAPITAL INVESTMENT GROUP LLC

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	Managing Member

JNS HOLDINGS GROUP LLC

By:	/s/ Joshua N. Silverman
	Name:	Joshua N. Silverman
	Title:	Managing Member

/s/ Richard Abbe
RICHARD ABBE Individually and as attorney-in-fact for Leo Abbe, Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne

/s/ Kimberly Page
KIMBERLY PAGE

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SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

IROQUOIS MASTER FUND LTD.

Purchase of Common Stock	6,900	2.14	06/24/2022
Purchase of Common Stock	15,000	2.23	06/27/2022
Purchase of Common Stock	3,522	2.25	06/28/2022
Purchase of Common Stock	7,600	2.26	06/29/2022
Purchase of Common Stock	13,300	2.28	06/30/2022
Purchase of Common Stock	2,000	2.28	07/01/2022
Purchase of Common Stock	55,759	2.30	07/07/2022
Purchase of Common Stock	11,597	2.33	07/08/2022

JONATHAN L. SCHECHTER

Purchase of Common Stock	10,000	2.20	06/27/2022
Purchase of Common Stock	10,000	2.2486	06/28/2022
Purchase of Common Stock	10,000	2.23	06/29/2022
Purchase of Common Stock	10,000	2.24	07/01/2022
Purchase of Common Stock	10,000	2.25	07/05/2022

JNS HOLDINGS GROUP LLC*

Purchase of Common Stock	10,000	2.2398	06/27/2022
Purchase of Common Stock	10,000	2.2374	06/28/2022
Purchase of Common Stock	10,000	2.2383	06/29/2022
Purchase of Common Stock	10,000	2.2587	06/30/2022
Purchase of Common Stock	10,000	2.2671	07/01/2022

* Represents the transactions in the securities of the Issuer by JNS Holdings Group LLC during the past sixty days.